Ecopetrol publishes measures aimed at ensuring the adequate representation of Shareholders at the Annual General Meeting to be held on March 27th, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that to comply with the provisions of Part III, Title I, Chapter VI of the Legal Basic Circular issued by the Financial Superintendence of Colombia (C.E. 006 of 2025), the Company expects to implement the following measures at the Extraordinary Shareholders’ Meeting planned to be held on March 27, 2026. The purpose of these measures is to ensure the adequate representation of shareholders in such meeting:

•	Inform shareholders of their right to be represented by proxy and set out the legal requirements of the proxies to be granted for such purpose.

•	Instruct those designated to verify the shareholders’ proxy assignments that they may not accept a those proxies that fail to meet the minimum requirements established by law, and that no powers of attorney will be accepted where the name of the respective appointed representative is not clearly stated.

•	Remind Ecopetrol’s managers and employees that: (i) they must not suggest or determine the names of appointees in shareholders’ proxies; (ii) they must not recommend that shareholders vote for a specific candidate list for the board of directors; and (iii) they must not suggest or coordinate, with shareholders on the submission of proposals at the meeting, or on voting in favor of or against any proposal submitted at the meeting.

•	Prohibit granting powers of attorney to individuals directly or indirectly connected to the management or to employees of Ecopetrol.

•	Remind employees that, except in cases of legal representation, they may not, while serving in their roles, represent at the meeting any shares other than their own.

•	Designate the Corporate Legal Vice Presidency and General Secretariat as the area responsible for reviewing and verifying that proxies meet the above-described requirements.

Bogota D.C., January 19, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co